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RECEIVED

2014 JUL 15 PM 2:05

SEC / MR

tj 7/17/14

SECU... ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thrivent Investment Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Fourth Avenue South
(No. and Street)

Minneapolis	MN	55415-1624
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kurt S. Tureson — 612-844-8233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/17/14

OATH OR AFFIRMATION

I, Kurt S. Tureson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thrivent Investment Management, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARA MARIE WACEK
Notary Public - Notarial Seal
My Commission Expires
January 31, 2015

Signature

Kurt S. Tureson, VP & CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thrivent Investment Management Inc.

Consolidated Statement of Financial Condition
For the year ended December 31, 2013

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
Thrivent Investment Management Inc.

We have audited the accompanying consolidated statement of financial condition of Thrivent Investment Management Inc. (the Company) as of December 31, 2013, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on auditor judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Thrivent Investment Management Inc. at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Minneapolis, Minnesota
February 28, 2014

Ernst & Young LLP

Thrivent Investment Management Inc.
Consolidated Statement of Financial Condition
December 31, 2013
(dollars in thousands, except per share information)

Assets		
Cash and cash equivalents	$	44,051
Cash segregated for regulatory purposes		6,013
Receivable from clearing firms		109
Receivable from related parties		9,855
Receivable from other entities, net of allowance of $270		1,993
Deferred tax asset, net		3,649
Prepaid expenses		290
Other assets		3
Total assets	$	65,963
Liabilities and shareholder's equity		
Payable to related parties	$	4,097
Commissions and bonuses payable		2,699
Accrued expenses		4,601
Non-permanent capital payable to parent		15,000
Income tax payable		1,204
Subadvisory fees payable		653
Total liabilities		28,254
Shareholder's equity		
Common stock, par value $0.01 per share, 1,000 shares authorized, 98 shares issued and outstanding		-
Additional paid-in capital		23,791
Accumulated deficit		10,203
Non-controlling interest in subsidiary		4,353
Accumulated other comprehensive loss		(638)
Total shareholder's equity		37,709
Total liabilities and shareholder's equity	$	65,963

Thrivent Investment Management Inc.

Notes to Consolidated Statement of Financial Condition
For the year ended December 31, 2013

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Thrivent Investment Management Inc. (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Thrivent Financial Holdings Inc. ("Holdings"). Holdings is a wholly owned subsidiary of Thrivent Financial for Lutherans ("Thrivent Financial"), a fraternal benefit society and Registered Investment Adviser.

The Company serves as the distributor of Thrivent Financial's family of mutual funds (collectively, the "Funds") and Thrivent Financial's variable product offerings (collectively, the "Variable Accounts"). The Company also serves as the investment advisor of the Funds through its subsidiary, Thrivent Asset Management LLC ("Asset Mgt.").

Substantially all of the revenue and expenses of the Company are derived from transactions with related entities (see Note 3). All intercompany transactions have been eliminated.

Significant Accounting Policies

The accompanying consolidated statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Principles of Consolidation

The consolidated statement of financial condition for 2013 includes the accounts of the Company and its subsidiary, Asset Mgt., of which the Company holds a 60% interest. The non-controlling interest in Asset Mgt. is reported as a component of equity in the Consolidated Statement of Financial Condition.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

The significant accounting practices used in preparation of the consolidated statement of financial condition are summarized as follows:

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and investments in money market mutual funds, of which $3,965,000 are invested in the Thrivent Money Market Fund as of December 31, 2013. The carrying amounts of all cash and cash equivalents approximate their fair value.

Cash Segregated for Regulatory Purposes

At December 31, 2013, $6,013,000 has been segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Non-Permanent Capital Contribution

At December 31, 2013, the Company established a liability for $15,000,000 for a non-permanent capital contribution anticipated to be withdrawn within 12 months. Securities Exchange Act Rule 15c3-1 requires a broker-dealer to treat as a liability any capital contribution that is withdrawn within a year of its contribution. The $15,000,000 non-permanent capital contribution was withdrawn from the Company on February 11, 2014.

Note 1. Nature of Operations and Significant Accounting Policies, continued

Significant Accounting Policies, continued
Income Taxes
The Company is included in the consolidated federal income tax return of Holdings and Holdings' wholly owned subsidiaries. Consolidated federal income tax liabilities or credits, including utilization of loss carryforwards, are allocated among the affiliated members in accordance with a tax-sharing agreement with Holdings. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement. A valuation allowance is recognized, if based on the weight of available evidence, it is more-likely-than-not (likelihood of more than 50 percent) that some portion, or all, of the deferred tax asset will not be realized.

Note 2. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows (dollars in thousands):

Deferred tax assets:		
Retirement and pension	$	955
Non-qualified deferred compensation		1,946
State NOL carryforward		331
Unrealized loss on investments (AOCI)		393
Charitable contributions carryforward		-
Other		24
Deferred tax assets		3,649
Net deferred tax asset	$	3,649

At December 31, 2013, the Company had state net operating loss carryforwards of approximately $6,215,000, which expire beginning in 2021. No valuation allowance has been recorded related to the state operating loss carryforward and other deferred tax items as the Company expects to realize the full benefit of these assets.

There are no unrecognized or uncertain tax positions at December 31, 2013. Tax years 2010 through 2013 are open under the statute of limitations and remain subject to examination by the Internal Revenue Service.

Note 3. Related Party Transactions

The Company provides services to the Funds for distribution, investment management, and certain transfer agency services, such as shareholder servicing, account setup, review, and maintenance. The Company also provides distribution services to the Variable Accounts.

Note 3. Related Party Transactions, continued

In accordance with agreements with the Funds, the Company earns revenue for the services it provides. The Company reimburses the Funds a portion of its investment advisory fees if the Funds' expenses exceed various percentages of the Funds' assets under management.

In accordance with its intercompany services agreement, the Company reimbursed Thrivent Financial for various services and costs incurred by Thrivent Financial on behalf of the Company. These reimbursements were for commissions, compensation, and benefits; general and administrative expenses such as field distribution services, promotional and marketing materials, accounting, marketing, legal, compliance, technology, and other office services; and leased office space and furniture.

Note 4. Benefit Plans

Employees of the Company are covered by non-contributory defined-benefit pension plans and a contributory savings plan sponsored by Thrivent Financial. In addition, Thrivent Financial also sponsors a health and life insurance postretirement benefit plan in which employees of the Company participate. Thrivent Financial allocated costs to the Company for these plans in 2013.

The Company also has a non-qualified, non-contributory defined benefit retirement plan (the "Plan") to provide certain employees with benefits in addition to those provided by the non-contributory defined benefit plans sponsored by Thrivent Financial. The Company uses a measurement date of December 31 in its benefit plan disclosures.

The Plan's funded status and the amounts recognized in the financial statements as of December 31, 2013, were as follows (dollars in thousands):

Change in projected benefit obligation:	
Benefit obligation at beginning of year	$ 3,485
Interest cost	144
Actuarial gain	(177)
Benefit payments	(85)
Benefit obligation at end of year	3,367
Change in plan assets:	
Company contributions	85
Benefit payments	(85)
Plan assets at end of year	-
Funded status	(3,367)
Unrecognized net loss	-
Accrued pension cost	$ (3,367)
Amounts recognized in accumulated other comprehensive income:	
Net loss ($981 less deferred taxes of $343)	$ 638
Accumulated benefit obligation	$ 3,367

Note 4. Benefit Plans, continued

The Company used a weighted average discount rate of 5.1% as of December 31, 2013, to determine the pension benefit costs/obligation. Projected benefit payments for the next ten years are as follows:

Fiscal 2014	$ 91,000
Fiscal 2015	$ 91,000
Fiscal 2016	$ 175,000
Fiscal 2017	$ 175,000
Fiscal 2018	$ 181,000
Fiscal 2019 - 2023	$1,125,000

Note 5. Clearing Agreement

The Company is an introducing broker and clears certain securities transactions with and for customers on a fully disclosed basis with certain clearing companies. The Company transmits all customer funds and securities to the clearing companies. In connection with these arrangements, the Company is contingently liable for its customers' transactions. As of December 31, 2013, the Company was not deemed to be liable for any such transactions.

Note 6. Contingencies

In the ordinary course of business, various legal and regulatory proceedings and contingencies arise. In the opinion of management, the aggregate liability of such known proceedings and contingencies, if any, would not have a material adverse effect on the Company's financial position, liquidity, or results of operations.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory bodies.

At December 31, 2013, the Company had net capital of $17,991,000, which was $17,741,000 in excess of its minimum net capital required of $250,000.

Note 8. Fair Value of Financial Instruments

Fair Value of Financial Instruments Carried at Fair Value
In estimating the fair values for financial instruments carried at fair value, the amount of observable and unobservable inputs used to determine fair value are taken into consideration. Each of the Company's financial instruments has been classified into one of three categories based on that evaluation:

Level 1: Fair value based on quoted prices for identical assets in active markets that are accessible.
Level 2: Fair value based on quoted prices for similar instruments in active markets that are accessible; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations where the significant value driver inputs are observable.
Level 3: Fair value based on significant value driver inputs that are not observable.

Cash Equivalents
The fair value for cash equivalents carried at fair value is based on the quoted daily net asset value of the invested funds.

The carrying value and estimated fair value of the Company's financial instruments carried at fair value as of December 31 were as follows (in thousands):

	Level 1	Level 2	Level 3	Total
Fair Value at December 31, 2013:				
Cash equivalents	$ 43,934	$ –	$ –	$ 43,934
Total	$ 43,934	$ –	$ –	$ 43,934

The Company had no transfers into or out of Level 1 or Level 2 fair value measurements during 2013, nor did it hold any Level 3 financial instruments during 2013.

Note 9. Subsequent Events

Subsequent Events
The Company evaluated events or transactions that may have occurred after the date of the consolidated statement of financial condition for potential recognition or disclosure through February 28, 2014, the date the consolidated statement of financial condition was available to be issued. No other events or transactions were identified that affect the Company's December 31, 2013, consolidated statement of financial condition or that require further disclosure. Effective January 1, 2014 Thrivent Investment Management Inc. relinquished its 60% ownership interest in Thrivent Asset Management, LLC.